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November 20, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Charles Schwab Family of Funds Post-Effective Amendment No. 88 to Registration Statement on Form N-1A (File Nos. 33-31894 and 811-5954)

Ladies and Gentlemen:

Our client, The Charles Schwab Family of Funds (the “Trust”), has enclosed, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment (“PEA”) No. 88 to the Trust’s registration statement on Form N-1A, together with all Exhibits thereto (“Registration Statement”), under the 1933 Act and Amendment No. 87 to the Registration Statement under the Investment Company Act of 1940, as amended. This filing is being made for the purpose of registering Purchased Shares of the Schwab Government Money Fund, an existing series of the Trust (the “Fund”).

As counsel to the Trust, we hereby request, in reliance upon Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984), that this PEA 88 receive selective review from the Securities and Exchange Commission and its staff of the changes to the Fund contained herein relating to the establishment of the Purchased Shares, because the additional disclosures set forth in this PEA 88 are “not substantially different”1 from the disclosures that the Fund previously filed in PEA No. 86 to the Trust’s registration statement on Form N-1A.

Please contact Stephen Cohen at (202) 261-3304 or me at (202) 261-3305 with any questions or comments.

Sincerely,

/s/ Douglas P. Dick
Douglas P. Dick

[1]	See Investment Company Act Rel. No. 13768.